United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For November 22, 2016

COCA-COLA EUROPEAN PARTNERS PLC

Bakers Road
Uxbridge, UB8 1EZ, United Kingdom
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☒ Form 40-F D ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐ No ☒
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐ No ☒

COCA-COLA EUROPEAN PARTNERS TO WEBCAST
2017 OUTLOOK CONFERENCE CALL

LONDON, 22 November 2016 - Coca-Cola European Partners plc (CCEP) (ticker symbol: CCE) will host a conference call with analysts and investors on Thursday, 15 December 2016, at 3:00 p.m. GMT, and 4:00 p.m. CET, 10:00 a.m. EST. John F. Brock, chief executive officer, Damian Gammell, chief operating officer, and Nik Jhangiani, chief financial officer, will provide an update on 2016 business trends and discuss the company’s outlook for 2017.
CCEP will issue a news release before trading begins on the NYSE on Thursday, 15 December 2016. A conference call discussing these matters will be webcast live through the company’s website, www.ccep.com. A replay of the presentation will be available later that day.
A copy of the company’s news release will be available through the website on the home page and under the Investors section.

CONTACTS:
Investor Relations	Media Relations
Thor Erickson	Ros Hunt
T +01.678.260.3110	T +44.7528.251.022

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ABOUT CCEP
Coca-Cola European Partners plc (CCEP) is a leading consumer packaged goods company in Europe, producing, distributing and marketing an extensive range of nonalcoholic ready-to-drink beverages and is the world’s largest independent Coca-Cola bottler based on revenue. Coca-Cola European Partners serves a consumer population of over 300 million across Western Europe, including Andorra, Belgium, continental France, Germany, Great Britain, Iceland, Luxembourg, Monaco, the Netherlands, Norway, Portugal, Spain, and Sweden. The company is listed on Euronext Amsterdam, the New York Stock Exchange, Euronext London, and on the Spanish stock exchanges, and trades under the symbol CCE. For more information about CCEP, please visit www.ccep.com and follow CCEP on Twitter at @CocaColaEP.

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SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

COCA-COLA EUROPEAN PARTNERS PLC
(Registrant)
Date: November 22, 2016	By:	/s/ Joyce King-Lavinder
	Name:	Joyce King-Lavinder
	Title:	Vice President, Treasury

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